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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*

Dow Jones & Company, Inc.
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                                (Name of Issuer)

Common Stock
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                         (Title of Class of Securities)

260561105
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                                 (CUSIP Number)

Frederic J. Marx, Hemenway & Barnes, 60 State Street, Boston, MA 02109; 617-227-7940
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

August 14, 2001
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 260561105

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             1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                Michael B. Elefante

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             2. Check the Appropriate Box if a Member of a Group (See
                Instructions)

                (a)

                (b)

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             3. SEC Use Only

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             4. Source of Funds (See Instructions) Not applicable; ownership acquired by appointment as trustee of trusts.

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             5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
                Items 2(d) or 2(e)

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             6. Citizenship or Place of Organization USA

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                 7. Sole Voting Power 95,500

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                 8. Shared Voting Power 4,807,728 shares Common Stock
Number of           4,512,789 shares Class B Common Stock (convertible into
Shares              Common Stock)
Beneficially
Owned by       -----------------------------------------------------------------
Each
Reporting        9. Sole Dispositive Power 95,500
Person With
               -----------------------------------------------------------------

                10. Shared Dispositive Power 4,807,728 shares Common Stock
                    4,512,789 shares Class B Common Stock (convertible into Common Stock)

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            11. Aggregate Amount Beneficially Owned by Each Reporting Person
                see items 7 and 8 above

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            12. Check if the Aggregate Amount in Row (11) Excludes Certain
                Shares (See Instructions)

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            13. Percent of Class Represented by Amount in Row (11) 13.26%

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            14. Type of Reporting Person (See Instructions)
                OO - Sole trustee for shares reported in items 7 and 9 OO - Co-trustee for shares reported in items 8 and 10

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                                  SCHEDULE 13D

Item 1. Security and Issuer.

        Common Stock, Dow Jones & Company, Inc., World Financial Center, 200 Liberty Street, New York, New York 10007

Item 2. Identity and Background.

        a. Michael B. Elefante, Esq.
        b. c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109
        c. Attorney and professional fiduciary at Hemenway & Barnes, 60 State Street, Boston, Massachusetts 02109-1899
        d. No such conviction
        e. Not a party to any such proceeding
        f. United States

Item 3. Source of and Amount of Funds or Other consideration.

        Securities were not purchased. The undersigned acquired the shares in his capacity as co-trustee upon being appointed a co-trustee for trusts holding the shares.

Item 4. Purpose of Transaction.

        The undersigned was appointed to fill vacancies in trusteeships with no objective other than to carry out the terms of the respective trusts. There are no plans or proposals as described in (a)-(j) of the instructions to Item 4. Securities of the issuer may from time to time be acquired or disposed of in the ordinary course of carrying out the terms of the several trusts.

Item 5. Interest in Securities of the Issuer.

        a. See items 11 and 13 of the cover page.

        b. (1) The undersigned is sole trustee over 95,500 shares of the issuer's stock. In addition, the undersigned shares the voting and dispositive power as a co-trustee over 4,712,228 shares of the issuer's stock with the following persons:

               (A) With Wendy S. Blau and Kurt F. Somerville over 499 shares of stock;
               (B) With Wendy S. Blau over 1,429 shares of stock;
               (C) With Wendy S. Blau, Christopher D. Blau and Kurt F.
                   Somerville over 710 shares of stock;
               (D) With Richard D. Leggat over 10,900 shares of stock;


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               (E) With Elizabeth Steele and James W. Griffiths over 10,403 shares of stock;
               (F) With Phillip D. Harrison and Catherine G. Harrison over
                   10,408 shares of stock;
               (G) With Sarah G. Herbert over 5,778 shares of stock;
               (H) With Martha S. Robes over 3,111 shares of stock;
               (I) With Martha S. Robes and Dana R. Robes over 3,968 shares of stock;
               (J) With Martha Davis over 340 shares of stock;
               (K) With Jean B. Stevenson over 373 shares of stock;
               (L) With Shauna M. Griffiths, Hugh Griffiths, and Kurt F.
                   Somerville over 169 shares of stock;
               (M) With Jane Meyer and Wendy S. Blau over 1,009 shares of stock;
               (N) With Jane Meyer and Robert Meyer over 176 shares of stock;
               (O) With Roy A. Hammer and State Street Bank and Trust Company
                   over 33,212 shares of stock;
               (P) With Melinda Moulton over 800 shares of stock;
               (Q) With Jane Meyer over 851 shares of stock;
               (R) With Jane C. MacElree and Roy A. Hammer over 2,243,093 shares of stock; and
               (S) With State Street Bank and Trust Company and Jane C. MacElree
                   over 2,385,000 shares.

           (2) (A) (i)   Wendy S. Blau;
                   (ii)  c/o Hemenway & Barnes, 60 State Street, Boston, MA
                         02109;
                   (iii) none;
                   (iv)  no such conviction;
                   (v)   not a party to any such proceedings; and
                   (vi)  United States.

               (B) (i)   Richard D. Leggat, Esq.;
                   (ii)  c/o Bingham Dana LLP, 150 Federal Street, Boston, MA
                         02110;
                   (iii) attorney and professional fiduciary;
                   (iv)  no such conviction;
                   (v)   not a party to any such proceedings; and
                   (vi)  United States.

               (C) (i)   Elizabeth Steele;
                   (ii)  c/o Hemenway & Barnes, 60 State Street, Boston, MA
                         02109;
                   (iii) real estate developer;


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                   (iv)  no such conviction;
                   (v)   not a party to any such proceeding; and
                   (vi)  United States.

               (D) (i)   James W. Griffiths;
                   (ii)  c/o Hemenway & Barnes, 60 State Street, Boston, MA
                         02109;
                   (iii) retired;
                   (iv)  no such conviction;
                   (v)   not a party to any such proceeding; and
                   (vi)  United States.

               (E) (i)   Martha S. Robes;
                   (ii)  c/o Hemenway & Barnes, 60 State Street, Boston, MA
                         02109;
                   (iii) former director (now retired), Dow Jones & Company,
                         Inc., World Financial Center, 200 Liberty Street, New
                         York, New York 10007
                   (iv)  no such conviction;
                   (v)   not a party to any such proceeding; and
                   (vi)  United States.

               (F) (i)   Catherine G. Harrison;
                   (ii)  c/o Hemenway & Barnes, 60 State Street, Boston, MA
                         02109;
                   (iii) elementary school teacher;
                   (iv)  no such conviction;
                   (v)   not a party to any such proceeding; and
                   (vi)  United States.

               (G) (i)   Sarah G. Herbert;
                   (ii)  c/o Hemenway & Barnes, 60 State Street, Boston, MA
                         02109;
                   (iii) none;


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                   (iv)  no such conviction;
                   (v)   not a party to any such proceeding; and
                   (vi)  United States.

               (H) (i)   Dana R. Robes;
                   (ii)  c/o Hemenway & Barnes, 60 State Street, Boston, MA
                         02109
                   (iii) owner, Dana Robes Wood Craftsmen, Inc., P.O. Box 707,
                         Enfield, N.H. 03748;
                   (iv)  no such conviction;
                   (v)   not a party to any such proceeding; and
                   (vi)  United States.

               (I) (i)   Martha Davis;
                   (ii)  c/o Davis & Rounds P.C., P.O. Box 33, 141 Main Street,
                         Windsor, VT 05089;
                   (iii) attorney;
                   (iv)  no such conviction;
                   (v)   not a party to any such proceeding; and
                   (vi)  United States.

               (J) (i)   Jean B. Stevenson;
                   (ii)  c/o Hemenway & Barnes, 60 State Street, Boston, MA
                         02109;
                   (iii) decorator;
                   (iv)  no such conviction
                   (v)   not a party to any such proceeding; and
                   (vi)  United States.

               (K) (i)   Christopher D. Blau;
                   (ii)  c/o Hemenway & Barnes, 60 State Street, Boston, MA
                         02109;
                   (iii) employed at publishing company;
                   (iv)  no such conviction;
                   (v)   not a party to any such proceeding; and
                   (vi)  United States.


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               (L) (i)   Phillip D. Harrison;
                   (ii) c/o Hemenway & Barnes, 60 State Street, Boston, Massachusetts, 02109;
                   (iii) employed at a real estate firm;
                   (iv)  no such conviction;
                   (v)   not a party to any such proceeding; and
                   (vi)  United States.

               (M) (i)   Jane Meyer;
                   (ii)  c/o Hemenway & Barnes, 60 State Street, Boston, MA
                         02109;
                   (iii) none;
                   (iv)  no such conviction;
                   (v)   not a party to any such proceeding; and
                   (vi)  United States.

               (N) (i)   Melinda L. Moulton;
                   (ii)  c/o Main Street Landing Company, Union Station, One
                         Main Street, Burlington, VT 05401;
                   (iii) real estate developer;
                   (iv)  no such conviction;
                   (v)   not a party to any such proceeding; and
                   (vi)  United States.

               (O) (i)   State Street Bank and Trust Company;
                   (ii)  225 Franklin Street, Boston, MA 02109;
                   (iii) Principal business is banking and trust management;
                   (iv)  no such conviction;
                   (v)   not a party to any such proceeding; and
                   (vi)  Organized under the laws of the Commonwealth of
                         Massachusetts.


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               (P) (i)   Jane C. MacElree;
                   (ii)  c/o Hemenway & Barnes, 60 State Street, Boston, MA
                         02109;
                   (iii) none;
                   (iv)  no such conviction;
                   (v)   not a party to any such proceeding; and
                   (vi)  United States.

               (Q) (i)   Roy A. Hammer, Esq. & Kurt F. Somerville Esq.;
                   (ii)  Hemenway & Barnes, 60 State Street, Boston, MA
                         02109-1899;
                   (iii) attorney and professional fiduciary;
                   (iv)  no such conviction;
                   (v)   not a party to any such proceeding; and
                   (vi)  United States.

               (R) (i)   Robert Meyer;
                   (ii)  c/o Hemenway & Barnes, 60 State Street, Boston, MA
                         02109;
                   (iii) employed at a real estate firm;
                   (iv)  no such conviction;
                   (v)   not a party to any such proceeding; and
                   (vi)  United States.

        c. None.

        d. The governing instruments of the several trusts direct the trustees as to the payment of income and/or principal to and among certain designated beneficiaries. No beneficiary has a right to receive dividends from or proceeds from the sale of securities except as provided in the applicable governing instrument.

        e. Not applicable.

Item 6. Contracts, Arrangements, etc.

        There are no such contracts, arrangements, understandings or relationships,


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        except for the legal responsibilities of the undersigned and his co-trustees to act together in carrying out the terms of the applicable governing instruments.

Item 7. Materials to be Filed as Exhibits.

        There are no relevant materials to be filed herewith.

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     /s/ Michael B. Elefante
                                                     ---------------------------
                                                     Michael B. Elefante

Dated: January 4, 2002


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